UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of May, 2006

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






                                  SPIRENT PLC
                                ("the Company")

                        RESULTS OF ANNUAL GENERAL MEETING

London, UK - 4 May 2006: Spirent plc (LSE: SPT; NYSE: SPM), a leading communications technology company, announces that at the Annual General Meeting of the Company held yesterday, all resolutions as set out in the Notice of 2006 Annual General Meeting dated 15 March 2006 were duly passed.

The proxy voting figures can be viewed by visiting our website at www.spirent.com.

The Company is pleased to confirm the following:

- That the new company name, Spirent Communications plc was approved by shareholders at the Annual General Meeting;

- That the on-market share repurchase programme through which the Company intends to return up to GBP50 million to shareholders, having been approved by shareholders, will commence shortly; and

- As stated in the Annual Report 2005, James Wyness, senior independent director, retired from the Board with effect from 3 May 2006 and Marcus Beresford was appointed as the new senior independent director. As a result of this change in role, Mr Beresford relinquishes his position as Chairman of the Remuneration Committee (although remains a member of that Committee) and Fred D'Alessio replaces him as Chairman of that Committee. Mr D'Alessio is also appointed as a member of the Audit Committee following the retirement of Mr Wyness.

                                     - ends -
Enquiries

Paul Eardley                      Spirent plc                +44 (0)1293 767676
Company Secretary

Michael Anscombe
Deputy Company Secretary

About Spirent

Spirent plc is a leading communications technology company focused on delivering innovative systems and services to meet the needs of customers worldwide. We are a global provider of performance analysis and service assurance solutions that enable the development and deployment of next-generation networking technologies such as broadband services, Internet telephony, 3G wireless and web applications and security testing. The Systems group develops power control systems for specialist electrical vehicles in the mobility and industrial markets. Further information about Spirent plc can be found at www.spirent.com

Spirent Ordinary shares are traded on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) in the form of American Depositary Shares (ADS), represented by American Depositary Receipts, with one ADS representing four Ordinary shares.

Spirent and the Spirent logo are trademarks or registered trademarks of Spirent plc. All other trademarks or registered trademarks mentioned herein are held by their respective companies. All rights reserved.

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. You should not place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. These risks include the risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. The Company undertakes no obligation to update any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date __4 May 2006                         By   ____/s/ Luke Thomas____

                                                    (Signature)*